	AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com
May 26, 2008		TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

AVINO PROVIDES MEXICO PROGRESS UPDATE

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) is pleased to present an update on its progress at the Avino Mine property near Durango in north-central Mexico. As one of the few Canadian mining companies that have been active in Mexico since the 1970s, we understand the importance of a long term outlook. Avino is currently planning to re-establish small scale production at our mine on a test basis. This represents a very exciting time for the Company and we have been working on many fronts as part of our commitment to re-establish full commercial production.

Last year we reported on the success of exploration efforts at the San Gonzalo discovery area where a significant high grade mineralization was outlined. We believe that this discovery area has the potential to support profitable mining under the current market conditions. We have initiated a plan to test this potential and are working towards commencing a 10,000 tonne bulk sampling program at San Gonzalo. A number of permits are required before this operation can commence and we have submitted applications to gain all permitting approvals. We anticipate that these permits will be granted.

We will hire a contractor for the underground development work, and for extraction and transportation of the bulk sample material. We are reviewing a number of qualified mining contractors and will be selecting a company that we believe can operate the program within a reasonable cost base. Our mill and recovery plant has been on care and maintenance since we halted operations in late 2001 and remains in excellent condition. In order to manage the small scale test mining plan we are refurbishing part of the processing circuit to accommodate 250 tonnes per day from San Gonzalo. Work is currently underway to ensure the plant will be able to run efficiently on this tonnage basis. We are fortunate that some of the personnel who were working with us in the past have now been hired to operate the plant. We believe this will lead a more rapid progression through the learning curve and ultimately contribute to improved economic performance.

As we reported earlier this year, our metallurgical testing of sample material from San Gonzalo suggests that the mineralization will respond very favorably within conventional processing at our mill, and up to 90% of the contained silver may be recovered in concentrates that are produced. Of greater importance is the information that will be gained from running this new mineralization through our processing under real world operating conditions. If we achieve positive results from this program, we can then work to complete development that will enable larger scale production to commence. This will include extending underground infrastructure from our main mine workings to the San Gonzalo zone, which would enable larger production volumes to be mined. We can also refurbish the entire recovery plant to run under optimum conditions and sustain full scale production with the best possible efficiency. The permitting application process allows for ongoing operations to continue after the test mining phase has been completed. Our program is thus geared towards establishing long term production.

At the main Avino mine workings we are investigating the options available to restart commercial production. Ground water in the mine workings will need to be pumped out and treated. A new disposal and treatment facility will be needed for the tailings that will be generated from commercial production at the mill. Permitting and environmental approvals will be required. These important considerations are all part of the process that must be in place before we resume full scale production and thus we are dealing with the planning now to lay the framework for our operations in the future.

We also remain focused on our objective to advance exploration towards the delineation of new resources that can sustain operations for many more years. We have recently completed geophysical work and soil sampling across most of the property area we control. This has outlined several new targets. Exploration drilling is ongoing, with one contract drill that has been deployed at a number of targets. We own a second drill rig and have completely refurbished it. Once drilling supplies are on hand we plan to use our rig to increase our exploration efforts and complete infill drilling both at San Gonzalo and the main Avino vein.

Preparation of a NI43-101 compliant resource calculation is underway by an independent consultant to interpret the data from our work at San Gonzalo. Results will be announced and posted on our website at www.avino.com once received.

We are also pleased to report that our financial position remains very strong, with about $5 million on hand in the treasury. The Company has no risk exposure to asset backed commercial paper, and all of our money is held in cash and short term treasury notes.

Avino is uniquely positioned among the many emerging producers in Mexico. Through our majority ownership in the Avino Mine and recovery plant and surrounding property holdings, our shareholders have leverage to the strong metals markets that are currently in effect. We remain committed to our strategy to return to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. As we advance towards accomplishing our goals, we will ensure that our conduct is consistent with our high standards for environmental responsibility, supporting the local community as beneficiaries for our continued success and for sustainable growth and strong returns for all of our shareholders.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

This press release contains “forward-looking statements. Forward-looking statements express, as at the time of this press release, the Company’s plans, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.